Exhibit 21.1 Subsidiaries of Registrant

The Terra Nova Financial Group, Inc. wholly-owned subsidiaries as of December 31, 2008 are as follows:

Name of Subsidiary	State or Country Registered
Terra Nova Financial, LLC	Illinois
Market Wise Securities, LLC	Delaware
Market Wise Stock Trading School, LLC	Colorado
Tradient Technologies, Inc.	Illinois
SC QuantNova Research SRL	Romania